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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

SMART Modular Technologies (WWH), Inc.
(Name of Issuer)
Ordinary Shares, $0.00016667 Par Value
(Title of Class of Securities)
G82245 10 4
(CUSIP Number)
December 31, 2006(1)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G82245 10 4

1	NAMES OF REPORTING PERSONS: WestRiver Capital, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	State of Washington U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		39,326,283

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		39,326,283

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	39,326,283 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	67.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

(1)	The number of Shares (as defined below) and percentage ownership reported herein by the Reporting Person (as defined below) also includes Shares beneficially owned by other Shareholders (as defined below) as described in Item 4. The Reporting Person beneficially and directly owns 193,658 Shares (representing 0.33% of the issued and outstanding Shares) of the aggregate Shares reported herein.

Item 1(a). Name of Issuer:
          SMART Modular Technologies (WWH), Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
          4211 Starboard Drive, Fremont, CA 94538
Item 2(a). Name of Person Filing:
          WestRiver Capital, L.L.C., a Washington limited liability company (“WestRiver”)
Item 2(b). Address of Principal Business Office or, if None, Residence:
          The address of WestRiver is:
          3720 Carillon Point
          Kirkland, WA 98033
Item 2(c). Citizenship:
          The place of organization of WestRiver is:
          State of Washington, USA
Item 2(d). Title of Class of Securities:
          Ordinary Shares, par value $0.00016667
Item 2(e). CUSIP Number:
          G82245 10 4
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
          If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.(1)(2)
          Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.
(a)	Amount beneficially owned: See Item 9.(2)

(b)	Percent of class: See Item 11.(3)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Item 5.

(ii)	Shared power to vote or to direct the vote: See Item 6.(2)

(iii)	Sole power to dispose or to direct the disposition of: See Item 7.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8.(2)
Item 5. Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          The right to receive dividends on, and proceeds from the sale of, the shares which are beneficially owned by the filing persons is governed by the limited liability company agreement of WestRiver and such dividends or proceeds may be distributed with respect to the member interests and general and limited partnership interests in accordance therewith.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          n/a
Item 8. Identification and Classification of Members of the Group.
          See Exhibit 1 hereto.
Item 9. Notice of Dissolution of Group.
          n/a

(1)	As a result of a shareholders’ agreement between TPG Advisors, III., Inc., TPG Advisors IV, Inc., T(3)II Advisors II Inc., Francisco Partners, L.P., Francisco Partners Fund A, L.P., FD Annual Fund Investors, L.L.C., Shah Capital Partners L.P., Patel Family Partners, L.P. and WestRiver Capital, L.L.C., beneficial ownership for all ordinary shares held by the parties to the shareholders’ agreement is ascribed to each party for the purposes of Rule 13d-3.

(2)	On January 17, 2007, in a secondary offering of SMART Modular Technologies (WWH), Inc. registered under the Securities Act of 1933, as amended, the parties to the shareholders’ agreement sold an aggregate of 14,800,000 shares, reducing the number of shares held to 25,526,283 and reducing the percentage of class held to 40.49% .

Item 10. Certifications.
          (a) n/a
          (b) n/a

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007
(Date)

WESTRIVER, L.L.C.
By:	/s/ Erik Anderson
(Signature)

Erik Anderson, Managing Member
(Name/Title)

Exhibit 1
          As required by Item 8 of the Schedule 13G to which this exhibit is attached, the name and classification of each member of the group is provided below:

Identification	Classification
TPG Advisors III, Inc.	CO

TPG Advisors IV, Inc.	CO

T3 Advisors II, Inc.	CO

Francisco Partners GP, LLC	OO

Francisco Partners, L.P.	PN

Francisco Partners Fund A, L.P.	PN

Francisco Partners Management, LLC	OO

FP Annual Fund Investors, L.L.C.	OO

Shah Capital Partners, L.P.	PN

Patel Family Partners, L.P.	PN

WestRiver Management, LLC	OO

WestRiver Capital LLC	OO